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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On November 6, 2001, Compaq posted the following Q&A on its internet website, compaq.com:

                              UPDATED CUSTOMER Q&A
                                NOVEMBER 5, 2001

GENERAL

Q1: WHY HAVE COMPAQ AND HP AGREED TO MERGE?

A: We saw a unique opportunity to build a new generation IT company that will create significant value for our customers, partners, shareholders and employees. We have a common vision of where technology is going and very similar strategies for creating customer value. We also have a shared commitment to innovation and world-class engineering. We concluded that we would be much stronger together - more capable of changing the competitive landscape and establishing the new HP as the premier information technology solutions company.

Our objective is to redefine the economics of enterprise computing by advancing open, market-unifying standards. We will take standard building blocks, extend them with software and solutions and bundle them with architecture and support services. Only two companies will have the critical mass to deliver such a broad portfolio of products, services and solutions to customers and to deliver them globally, and the new HP will be one of them.

The new HP will utilize its formidable strengths and the best the industry has to offer to deliver standards-based solutions that provide customers with greater flexibility, lower costs and faster deployment. We will add value every step of the way with systems engineering, application integration and interoperability, solutions expertise and services. We will also provide something that our customers value very highly: investment protection. These strengths not only equip us to support enterprise customers, but also to provide a compelling value proposition for small and medium businesses and individual consumers. We will be the only player in the industry who can meet that broad range of customer needs.

Q2: GIVEN THE REACTION TO THE ANNOUNCEMENT AMONG INDUSTRY ANALYSTS AND INVESTORS, IS THE AGREEMENT BEING RECONSIDERED?

A: Absolutely not. Both companies are committed to the success of this proposed merger. Since the announcement, Compaq CEO Michael Capellas and HP CEO Carly Fiorina, along with other senior executives from both companies, have personally met with analysts and investors. They are communicating the strategic rationale behind the merger, the expected synergies of the two companies and the commitment to execute the merger quickly and effectively once it is approved. Numerous industry trade articles and analyst reports are now highlighting the many positive aspects of this industry-changing plan. In addition, a broad spectrum of customers from both companies has responded with very positive comments, seeing opportunities for cost

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reduction and improved productivity. Partners such as Intel, Oracle,
Microsoft and SAP also are very supportive. The hard work is under way to close the merger in the first half of 2002. The value the merged company can bring to our customers, investors and partners will be greater than ever.


SERVICES

Q1: WILL HP TAKE ADVANTAGE OF COMPAQ'S PROFESSIONAL SERVICES EXPERTISE AND CAPABILITIES?

A: Compaq understands that customers want solutions to problems, and that professional services are vital to creating and delivering the right solutions. The two companies have complementary strengths in professional services and services targeted at key vertical industries. Compaq brings strong multi-vendor capabilities, and HP has substantial experience in outsourcing. Compaq sees the new HP as a top-tier services provider - offering a true choice for customers in how they plan, develop, implement and manage IT projects.

Q2: WILL THE LEVEL OF SERVICE COMPAQ CUSTOMERS RECEIVE BE AFFECTED BY THE PLANNED MERGER?

A: Compaq will continue to make available hardware maintenance and software support offerings for a minimum of three years and up to seven years (for select products) purchased up to the date of the proposed merger. To ensure that our customers' present and ongoing IT business needs are met, Compaq will provide customers with continuity planning to specifically address hardware and software compatibility and system performance tailored to each product line.

Q3: WILL COMPAQ SERVICE ACCOUNT MANAGERS CHANGE ONCE THE PROPOSED MERGER IS COMPLETE?

A: While some account roles will change as a result of the proposed merger, we are committed to putting more "feet on the street" than ever before.

COMPAQ FINANCIAL SERVICES (CFS)

Q1: WILL CFS BECOME A PART OF THE HP FINANCING GROUP?

A: Prior to completing the proposed merger, which is expected in the first half of 2002, CFS will vigorously compete. Upon completion of the merger, a world-class financing organization would be in place to service customers. At this time, it has not been determined whether that organization would be modeled after CFS, HP Finance or a hybrid of the two organizations.

Q2: WILL MY CURRENT CONTRACTUAL AGREEMENTS BE HONORED (E.G., ASSET SUBSTITUTION, EARLY TERMINATION, END OF LEASE OPTIONS)?

A: There will be no impact on your current leasing business with CFS. Your agreements with CFS will be honored in accordance with its terms.

Q3: WILL I NEED TO NEGOTIATE ANY NEW LEGAL DOCUMENTS?

A: You will not need to negotiate any new legal documents with CFS. Of course, if you have additional equipment needs, you would need to execute lease schedules and related documents just as you previously have done.

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Q4: WILL THE MERGER MEAN A CHANGE IN MY SALES REPRESENTATIVE?

A: Following completion of the proposed merger, new account assignments may be made, but you can be assured that you will continue to be supported by a world-class financing organization.

Q5:  WILL THE MERGER IMPACT MY FUTURE PRICING OR TERMS AND CONDITIONS?

A: The merger, once completed, will not affect your current pricing or terms and conditions for existing transactions. However, CFS periodically adjusts its rates in the ordinary course, and will continue to do so.

Q6:  WILL YOU HONOR THE RATES I RECEIVED FROM HP?

A: No - until the proposed merger is completed, CFS will continue to offer competitive financing rates on all equipment and solutions and continue to vigorously compete with all other finance companies, including HP Finance. Upon completion of the proposed merger, the new financing organization would continue to honor all existing contracts and commitments.

Q7:  WILL YOU BE IMPROVING YOUR PRICING ON HP EQUIPMENT?

A: CFS will continue to offer competitive pricing and honor existing rate quotes on other manufacturers' equipment, including HP, just as we have in the past. As always, we will continue to compete aggressively to win your business.


TECHNOLOGY / PRODUCTS

Q1: CAN YOU SHARE YOUR FUTURE PRODUCT ROADMAPS, PLANS AND STRATEGIES SO THAT OUR IT DEPARTMENT CAN MAKE THE RIGHT INVESTMENT IN THE FUTURE?

A: Currently, legal and regulatory requirements limit our ability to detail our future product, service and support offerings of the merged company. We will not be able to make these announcements until after the merger is closed. However, you can feel confident that your investment in Compaq product lines will be fully protected.

Q2: WHAT ABOUT DUPLICATION OF OTHER R&D ACTIVITIES, IN PARTICULAR THE NUMEROUS OPERATING SYSTEMS SUPPORTED BY THE COMBINED COMPANIES?

A: The combined company will maintain a strong commitment to developing intellectual property and will continue to have a substantial research budget. Our R&D strategy is around winning plays.


ACCESS PRODUCTS

Q1: COMPAQ AND HP BOTH HAVE LARGE PC BUSINESSES. HOW WILL THIS MAKE YOU MORE COMPETITIVE?

A: As we all know, the commercial and consumer PC businesses are very competitive. The PC market will decline this year for the first time since 1986. Through world-class design and engineering, we foresee the new HP as leading the next generation of innovative PC and access products. As a combined company, we also will benefit from significant economies of scale in the PC business, as well as aggressive direct and channel distribution models.

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Q2: BOTH COMPAQ AND HP HAVE ENTRIES IN THE POCKET PC MARKET SEGMENT AS WELL
AS IN SEGMENTS LIKE DIGITAL MUSIC AND ENTERTAINMENT. HOW WILL YOU RESOLVE THIS DUPLICATION?

A: Once again, this is a situation where the customer will be the ultimate winner. Compaq and HP are two of the early innovators around the Pocket PC platform. The result will be even greater innovation focused on handheld and wireless solutions for business users. We also see significant growth opportunities in emerging segments like digital music.

Q3: WHAT WILL HAPPEN WITH THE CURRENT COMPAQ ACCESS PRODUCTS THAT I AM BUYING TODAY?

A: We want you as a valued Compaq customer to feel confident that your investment in the current product lines will be fully protected. Roadmaps will be carefully managed and provide smooth transitions. You will continue to receive the same high quality and reliability you have grown to expect from Compaq, the same commitment to delivering the best technology available, a better selection of end-to-end products to meet your technology needs, protection of your technology investments, and better service and support than ever before.



Q4: WHAT WILL HAPPEN TO THE COMPAQ ACCESS PRODUCT FEATURES THAT I HAVE TODAY AND NEED TOMORROW?

A: You can be assured that the manageability, innovation, stable software images, common docking and other Compaq access product advantages you depend on will continue to be an important element of the company's product line moving forward.

Q5: HOW WILL THE COMBINED COMPANY BENEFIT ME?

A: Through world-class design and engineering, we will lead the next generation of innovative PC and access products. Compaq and HP are also leading innovators around the Pocket PC platform, which will result in even greater innovation focused on handheld and wireless solutions. In addition to providing complete end-to-end hardware/software solutions, the new company will provide you with infrastructure management services, enabling you to focus on your business with confidence that your IT needs are being met and managed by one of the largest and most capable IT services organizations in the industry

Q6: WHAT WILL HAPPEN TO THE COMPAQ COMMERCIAL PRODUCT LINE?

A: Currently, legal and regulatory requirements limit our ability to detail our future combined access roadmaps. However, you can feel confident that your investment in Compaq product lines will be fully protected. We remain committed to delivering on the currently planned lifecycles of our commercial product lines. Our recently announced stable and consistent family of Evo products will be available through September 2002 at minimum. For products with shorter lifecycles that keep up with the most recent technology changes, there will be a natural migration to the next-generation product of the new company. As always, Compaq will continue to work closely with customers to ensure smooth product transitions from one generation to the next for all business access products.

Q7: WHAT WILL HAPPEN TO THE COMPAQ CONSUMER PRODUCT LINE?

A: Compaq remains committed to the consumer market and its retail channels. As the No. 2 consumer PC company in the world, we will continue to provide products and support to meet and exceed our customers' needs. Also be assured that hardware maintenance and software support offerings will be available for a minimum of three years for products purchased up to the

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date of the proposed merger. In many ways, the proposed merger is great news for retailers because both companies are familiar with the needs of the retail channel. Our leading PC competitor has yet to create much traction in the consumer space because it lacks a retail strategy. This continues to be a key differentiator between Compaq and others.

Q8:  WHAT ABOUT NEW PRODUCTS?

A: Both companies have been aggressively pursuing new product categories in the emerging Access segment, created through the rapid growth of the Internet. We expect this area to blossom and grow in the future.


HIGH PERFORMANCE SERVERS

Q1: WILL THIS AFFECT THE ITANIUM(TM) PROCESSOR FAMILY TRANSITION PLAN FOR ALPHA AND NONSTOP CUSTOMERS?

A: No. We will continue to work closely with our customers to deliver performance enhancements to our Alpha and NonStop Himalaya systems until the first Itanium(TM)-based systems are available in 2003 and 2004. Compaq has a very detailed plan in place to support those customers and the migration of their applications to the Itanium(TM) processor family. This includes our previously announced plans for EV7 and EV79 versions of the Alpha microprocessor, which will be used in our upcoming "Marvel" systems. As previously announced, these systems will support Tru64 UNIX and OpenVMS as well as Linux. Compaq will ship two new NonStop servers with current processor technology prior to the first shipments of Itanium-based NonStop servers.

Q2: WHAT DOES THIS MEAN FOR NONSTOP HIMALAYA?

A: NonStop Himalaya remains a key strategic platform, with clear industry leadership in transaction processing reliability and scalability. We see significant opportunities to grow this business both at Compaq and in the combined company. We have already begun porting the NonStop Kernel to the Itanium(TM) processor family. With binary compatibility and ServerNet, existing NonStop Himalaya servers will run seamlessly with Itanium-based NonStop Himalaya servers, protecting customer investments in existing and future applications.

Q3: OBVIOUSLY YOU CAN'T GO TO MARKET WITH TWO VERSIONS OF UNIX-- HP-UX AND COMPAQ TRU64 UNIX. WHICH ONE WINS?

A: HP has a great general-purpose data center UNIX with broad ISV coverage and increasing share momentum. Compaq has great UNIX clustering, RAS (reliability, availability, scalability) and performance characteristics, gaining share especially in high performance technical computing markets. Converging the best of each onto the next generation ItaniumTM platform will provide our customers with the most robust enterprise UNIX on the market.

Q4: DID THE MERGER DISCUSSIONS HAVE ANYTHING TO DO WITH COMPAQ'S DECISION TO STANDARDIZE ON THE INTEL ITANIUM(TM) PROCESSOR FAMILY AND TRANSFER YOUR ALPHA TECHNOLOGY AND RESOURCES TO INTEL?

A: Not at all. That decision was made long before any discussion of a merger. But the fact is that Compaq and HP have each independently made a substantial commitment to the Itanium(TM) processor family. HP was Intel's original design partner for the microprocessor architecture, so they have significant expertise with the Itanium(TM) processor family. Compaq is one of Intel's largest customers, and we have a track record of innovation in systems engineering with the Intel architecture. We also transferred our Alpha resources to Intel to help enhance the next

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generation of Itanium(TM). The new company will be able to leverage that leadership for the benefit of our customers.

Q5:  WILL YOU CONTINUE TO SUPPORT OPENVMS?

A: Yes. We have a loyal installed base of OpenVMS users and we will continue to support their needs under the roadmap we have already communicated prior to the announcement of the proposed transaction. This includes continued support on the upcoming EV7 and EV79 Alpha systems, as well as a continuation of the port and release on Itanium(TM)-based systems. We will, as previously stated prior to the announcement of the proposed transaction, migrate our OpenVMS application portfolio, ensuring the ongoing operating environment for our OpenVMS customers and partners.


INDUSTRY STANDARD SERVERS

Q1:  DO COMPAQ PROLIANT SERVERS HAVE A FUTURE?

A: We are very proud that ProLiant servers remain the world's premier industry-standard servers, leading in acceptance and innovation worldwide. ProLiant servers and key value-added offerings, such as the Compaq Insight Management Suite, are industry-leading technologies. Currently, legal and regulatory requirements limit our ability to detail our future combined roadmaps. However, you can feel confident that your investment in Compaq product lines will be fully protected.

Q2: WILL THE CURRENT COMPAQ PROLIANT SERVER ROADMAPS REMAIN IN PLACE AND WILL THE PROLIANT PRODUCTS CUSTOMERS BUY NOW BE SUPPORTED IN THE FUTURE?

A: We remain committed to our previously announced ProLiant roadmaps and will support Compaq products purchased prior to the proposed merger date for a minimum of five years. We also will continue to honor all customer commitments according to their terms. So you can safely invest in ProLiant servers and feel assured of future support.

Q3: WILL YOU CONTINUE TO INTRODUCE NEW PRODUCTS?

A: We are committed to delivering compelling new products and vital innovations that enable customers to respond to their IT challenges.

Q4: CAN CUSTOMERS EXPECT THE SAME APPROACH TO EASE OF DEPLOYMENT, SUPPORT, UPGRADE AND TRANSITION FOR SERVERS, AS WELL AS THE SAME APPROACH TO MANAGEMENT THROUGHOUT THE LIFECYCLE?

A: We will take the opportunity provided by the proposed merger to assess whether we should adjust processes or programs to better meet customer needs. We fully expect that today's ProLiant server team will be instrumental in determining the direction the new company takes with all aspects of the server business.


STORAGE

Q1: HP HAS AN OEM PARTNERSHIP WITH HITACHI DATA SYSTEMS FOR ITS ENTERPRISE STORAGE PRODUCTS. COMPAQ HAS ITS OWN FAMILY OF STORAGE. WHAT ARE THE PLANS FOR STORAGE?

A: Compaq and HP both view storage as a strategic growth opportunity. We believe in the future of networked storage, and we have invested in virtualization software to make it a reality. We also have some of the best storage engineering capabilities in the industry. Strategically and

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technically, our programs are highly complementary. We will continue to accelerate growth of this segment.

Q2: CAN I COUNT ON YOUR ONGOING COMMITMENT TO COMPAQ'S ENTERPRISE NETWORK STORAGE ARCHITECTURE (ENSA)?

A: As a leader in enterprise networked storage solutions with Compaq StorageWorks, we will continue to keep our customers' best interests and storage requirements at the center of our attention. Compaq's Enterprise Network Storage Architecture (ENSA) vision was announced in the fall of 1998 and has been extremely successful in the marketplace.

We recently announced the extension of our ENSA vision - known as ENSA-2. Building on our original architectural foundation, ENSA-2 encompasses six advanced technologies that enhance the ENSA storage utility to help customers solve their most pressing storage challenges. The business solutions that ENSA-2 promises include scaling, virtualization, automation, simplification, interoperability, and investment protection.

ENSA-2 is the storage industry's most advanced, complete and visionary networked storage architecture. With our ENSA-2 vision, our outstanding enterprise storage solutions and our continued focus on driving customer satisfaction through better business value, we will maintain our leadership position in the storage marketplace.


CHANNEL PARTNERS

Q1: WILL THE NEW HP HONOR THE PARTNER AGREEMENT(S) THAT I CURRENTLY HAVE IN PLACE WITH COMPAQ?

A: All channel partner commitments made by Compaq will be honored based on their respective terms.

Q2: WILL THE NEW HP HONOR/PROTECT THE INVESTMENTS I HAVE MADE IN COMPAQ PRODUCT TRAINING AND CERTIFICATION (I.E. ASE, ETC.)?

A: Both Compaq and HP fully understand and appreciate the level of investments made by our valued channel partners in training and certifications to sell and support our respective products. As integration planning moves forward and specific training and certification program details for the new HP are determined, we will continue to make investment protection a priority.

Q3: SHOULD I CONTINUE TO INVEST IN SUPPORTING THE COMPAQ BRAND/PRODUCTS AT THIS POINT?

A: Absolutely. Compaq will continue to make available hardware maintenance and software support offerings for a minimum of three years and up to seven years (for select products) purchased up to the date of the proposed merger. To ensure that our customers' present and ongoing IT business needs are met, Compaq will provide customers with continuity planning to specifically address hardware and software compatibility and system performance tailored to each product line. Therefore, channel partners can safely invest in the Compaq brand/products at this point and feel assured of future support.

Q4: WHEN AND HOW WILL I RECEIVE ADDITIONAL DETAILS FROM COMPAQ ON THE TRANSITION PLAN FOR PROGRAMS, AGREEMENTS, ETC.?

A: We understand that you and your associates have many questions about the proposed merger, and Compaq is committed to doing our best, as permitted by law, to address your questions or concerns as they arise. We encourage you to continue to visit http://www.compaq.com/merger for further details of announcements, as we are able to make

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them, given our legal constraints. And, of course, you should always feel free to contact your Compaq sales representative as well.

Q5: WHEN YOU ADD THE COMPAQ AND HP REVENUES TOGETHER, THE NEW HP WILL BE TOO BIG FOR MY BUSINESS. WHY SHOULD I NOT INVESTIGATE ALTERNATIVE SUPPLIERS TO REDUCE MY DEPENDENCY ON THE NEW HP?

A: The combined company will have one of the strongest partner bases in the industry. Although the new HP obviously cannot control whether a channel partner considers alternative suppliers, we value your commitment and relationship and request that you help us build a best-in-class channel based on meeting the customers' needs, which is the driving factor.

Q6: WHAT WILL HAPPEN TO THE CHANNEL STRUCTURE WITH THE NEW COMPANY? ARE THERE GOING TO BE CONSOLIDATIONS?

A: The HP merger announcement does not change our commitment to our valued channel partners, and our relationship remains fundamental to the new organization. Although it is too early to say whether or not consolidations will take place, we look forward to building an even stronger relationship that supports the long-term success of the channel and delivers the highest customer value in the industry.

Q7: CAN CHANNEL PARTNERS EXPECT TO RECEIVE THE SAME LEVEL OF CHANNEL PROGRAM BENEFITS (I.E., MDF, DEMO/EVALUATION UNITS, PAY-FOR-PERFORMANCE, PARTNER PORTAL, PRICE PROTECTION, RETURNS, ETC.) THEY WERE RECEIVING FROM COMPAQ ONCE THE MERGER IS CLOSED?

A: Like Compaq, HP has a strong commitment to the channel. Although, it's too early to say definitively which Compaq or HP channel programs will continue or be modified in some way, we value your commitment and relationship. The new HP will continue to deliver innovative programs that meet our channel partners' needs.

Q8: WILL CHANNEL PARTNERS HAVE THE SAME CHANNEL ACCOUNT MANAGER ONCE THE PROPOSED MERGER IS CLOSED?

A: While it is likely that some account roles may change as a result of the merger, the company has committed to putting more "feet on the street" than ever before.

Q9: WHAT IS HP'S COMMITMENT TO CONTINUING THE MICROSOFT-BASED VERTICAL SOLUTIONS BEING DEVELOPED BY COMPAQ PARTNERS?

A: We expect the combined company will work closely with Microsoft to drive new products such as tablet PCs, pocket PCs and next generation access devices. Both Compaq and HP are delivering solutions that drive Windows 2000 higher into the enterprise. Both companies are also strong believers in .NET and the opportunity to change the nature of enterprise computing and Web services. Similarly, partners developing Microsoft-based solutions are extremely valuable to the merged companies' ability and commitment to serve its customers.

Q10: WHICH COMPAQ PRODUCTS WILL REMAIN AFTER THE PROPOSED MERGER IS CLOSED AND WHICH PRODUCTS WILL BE DISCONTINUED?

A: The decision as to which Compaq-branded products will be continued has not been made. However, all customer commitments made by Compaq - including contracts and product and services warranties - will be honored according to their terms.

Q11: WHAT IMPACT WILL THE NEW HP HAVE ON COMPAQ'S SUPPLY CHAIN STRATEGY, WITH RESPECT TO THE RESELLER COMMUNITY AND DIRECT SHIP?

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A: While the proposed merger improves the company's ability to sell to customers any way they want to buy, Michael Capellas has stated that "partners will remain absolutely fundamental to the new organization." Carly Fiorina, chairman and chief executive officer, HP, said: "This is a decisive move that accelerates our strategy and positions us to win by offering even greater value to our customers and partners."


ALLIANCE PARTNERS

Q1:  WHAT ARE THE IMPLICATIONS FOR COMPAQ'S GLOBAL ALLIANCE PARTNERS?

A: Partners will remain fundamental to the new organization. The proposed merger provides opportunities for even stronger relationships, and Compaq remains committed to meeting the high standards that Alliance partners have come to expect. Compaq partnerships are highly valued and will continue to be of utmost importance in the new company.

Q2: WHAT DOES THIS MEAN FOR YOUR RELATIONSHIP WITH INTEL?

A: This merger enhances our already strong partnerships with Intel. We are both working at an architecture level with Intel on the Itanium(TM) processor family. HP played a defining role in the Intel Itanium(TM) architecture. Through our agreement with Intel, high performance Alpha microprocessor technology will be incorporated into Itanium(TM). The relationships between Compaq, HP and Intel have never been stronger.

Q3: WHAT DOES IT MEAN FOR YOUR RELATIONSHIP WITH MICROSOFT?

A: Our partnership with Microsoft is a key foundation for our success. We have long been partners in the PC and access side of the business. We expect the combined company will continue to work closely with Microsoft to drive new products such as tablet PCs, pocket PCs and next generation Access devices. Both Compaq and HP are delivering solutions that drive Windows 2000 higher into the enterprise. We are also strong believers in .NET and the opportunity to change the nature of enterprise computing and Web services. Microsoft is one of our most strategic partnerships.

Q4: WILL HP CONTINUE RELATIONSHIPS WITH PARTNERS THAT ARE NOT CURRENT HP
PARTNERS?

A: The new company will offer businesses and consumers a unique value proposition: the most complete suite of information technology products and services based on open, market-unifying standards and architectures. Unlike our competitors who continue to rely on proprietary products, the new HP will be able to utilize the best in the industry to create value for customers. This value proposition depends upon strong partner relationships and offers increased value for partners.

Q5: WHAT ARE SOME OF THE KEY TECHNOLOGY ENHANCEMENTS COMPAQ WILL BENEFIT FROM, DUE TO THE PROPOSED MERGER?

A: We anticipate that the proposed merger will bolster what customers could receive from Compaq in UNIX data center servers. It adds open application integration tools for interoperability and reduces the overall revenue mix of access business. It also provides more scale in services and a more potent enterprise brand, which makes the combined company an even more attractive Alliance Partner.

Q6: COMPAQ CLEARLY VALUES PARTNERS AND MAKES SIGNIFICANT INVESTMENTS IN ITS PARTNERSHIPS. WILL HP CONTINUE TO INVEST IN THESE PARTNERSHIPS?

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A: Strong partnerships are essential to a combined HP and Compaq, and will continue to warrant significant investments.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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